As filed with the Securities and Exchange Commission on April 20, 2009

Registration Nos. 333-156932
811-22268

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Post-Effective Amendment No. 1	☒
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 2	☒

Van Kampen Partners Trust
(Exact Name of Registrant as Specified in Agreement and Declaration of Trust)

522 Fifth Avenue, New York, New York 10036
(Address of Principal Executive Offices) (Zip Code)

(212) 296-6970
(Registrant’s Telephone Number including Area Code)

STEFANIE V. CHANG YU
Managing Director
Van Kampen Investments Inc.
522 Fifth Avenue
New York, New York 10036
(Name and Address of Agent for Service)

Copies to:
CHARLES B. TAYLOR, ESQ.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

     Approximate Date of Proposed Public Offering: As soon as practicable following effectiveness of this Registration Statement.

     It is proposed that this filing will become effective: (check appropriate box)

☒ immediately upon filing pursuant to paragraph (b)

☐ on (date) pursuant to paragraph (b)

☐ 60 days after filing pursuant to paragraph (a)(1)

☐ on (date) pursuant to paragraph (a)(1)

☐ 75 days after filing pursuant to paragraph (a)(2)

☐ on (date) pursuant to paragraph (a)(2) of Rule 485

     If appropriate check the following:

☐ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     Title of Securities Being Registered Shares of Beneficial Interest, par value $0.01 per share.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

Prospectuses and Statement of Additional Information filed as part of Pre-Effective Amendment No. 1 to Registrant’s Registration Statement filed on March 24, 2009 and the Prospectuses and Statement of Additional Information filed on April 10, 2009 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended are incorporated herein by reference.

This amendment files an Amended and Restated Declaration of Trust of the Registrant.

Part C: Other Information

Item 23. Exhibits.

(a)	(1)		—	Amended and Restated Agreement and Declaration of Trust†
(2)	—	Certificate of Designation for:
(i) Van Kampen O’Shaughnessy All Cap Core Fund (1)
(ii) Van Kampen O’Shaughnessy Enhanced Dividend Fund (1)
(iii) Van Kampen O’Shaughnessy Global Fund (1)
(iv) Van Kampen O’Shaughnessy International Fund (1)
(v) Van Kampen O’Shaughnessy Large Cap Growth Fund (1)
(vi) Van Kampen O’Shaughnessy Small/Mid Cap Growth Fund (1)
(b)			—	Bylaws (1)
(c)	—	Specimen Share Certificates (1)
(i) Van Kampen O’Shaughnessy All Cap Core Fund (1)
(ii) Van Kampen O’Shaughnessy Enhanced Dividend Fund (1)
(iii) Van Kampen O’Shaughnessy Global Fund (1)
(iv) Van Kampen O’Shaughnessy International Fund (1)
(v) Van Kampen O’Shaughnessy Large Cap Growth Fund (1)
(vi) Van Kampen O’Shaughnessy Small/Mid Cap Growth Fund (1)
(d)	(1)	—	Investment Advisory Agreement for:
(a) Van Kampen O’Shaughnessy Small/Mid Cap Growth Fund (2)
(b) Van Kampen O’Shaughnessy Global Fund (2)
(c) Van Kampen O’Shaughnessy International Fund (2)
(d) Van Kampen O’Shaughnessy Enhanced Dividend Fund (2)
(e) Van Kampen O’Shaughnessy All Cap Core Fund (2)
(f) Van Kampen O’Shaughnessy Large Cap Growth Fund (2)
	(2)		—	Sub-Advisory Agreement (1)
(e)	(1)		—	Amended and Restated Distribution and Service Agreement (1)
	(2)		—	Form of Dealer Agreement (1)
(f)	(1)		—	Form of Trustee Deferred Compensation Plan (1)
	(2)		—	Form of Trustee Retirement Plan (1)
(g)	(1)	(a)	—	Custodian Contract (1)
		(b)	—	Amendments to Custodian Contract (1)
	(2)		—	Amended and Restated Transfer Agency and Service Agreement (1)
(h)	(1)		—	Data Access Services Agreement (1)
	(2)	(a)	—	Fund Accounting Agreement (1)
		(b)	—	Amendments to Fund Accounting Agreement (1)
	(3)		—	Amended and Restated Legal Services Agreement (2)
(i)	(1)		—	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP (1)
	(2)		—	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (2)
(j)			—	Consent of independent registered public accounting firm (2)
(k)			—	Not applicable
(l)			—	Not applicable
(m)	(1)	—	Form of Plan of Distribution pursuant to Rule 12b-1 for:
(i) Van Kampen O’Shaughnessy All Cap Core Fund (1)
(ii) Van Kampen O’Shaughnessy Enhanced Dividend Fund (1)
(iii) Van Kampen O’Shaughnessy Global Fund (1)
(iv) Van Kampen O’Shaughnessy International Fund (1)
(v) Van Kampen O’Shaughnessy Large Cap Growth Fund (1)
(vi) Van Kampen O’Shaughnessy Small/Mid Cap Growth Fund (1)
	(2)		—	Form of Shareholder Assistance Agreement (1)
	(3)		—	Form of Shareholder Servicing Agreement (1)
	(4)		—	Form of Administrative Services Agreement (1)

(5)	(a)	—	Form of Service Plan for:
(i) Van Kampen O’Shaughnessy All Cap Core Fund (1)
(ii) Van Kampen O’Shaughnessy Enhanced Dividend Fund (1)
(iii) Van Kampen O’Shaughnessy Global Fund (1)
(iv) Van Kampen O’Shaughnessy International Fund (1)
(v) Van Kampen O’Shaughnessy Large Cap Growth Fund (1)
(vi) Van Kampen O’Shaughnessy Small/Mid Cap Growth Fund (1)
(n)		—	Fourth Amended and Restated Multi-Class Plan (1)
(p)	(1)	—	Code of Ethics of the Investment Adviser and the Distributor (1)
	(2)	—	Code of Ethics of the Funds (1)
	(3)	—	Code of Ethics of the Subadviser (2)
(q)		—	Power of Attorney (1)
(z)	(1)	—	List of certain investment companies in response to Item 27(a) (2)
	(2)	—	List of Officers and Directors of Van Kampen Funds Inc. in response to Item 27(b) (2)

†	Filed herewith.
††	To be filed by amendment.
(1)	Incorporated herein by reference to Registrant’s Registration Statement (Nos. 333-156932 and 811-22268) on Form N-1A filed with the Commission on January 23, 2009.
(2)	Incorporated herein by reference to Registrant’s Registration Statement (Nos. 333-156932 and 811-22268) on Form N-1A filed with the Commission on March 24, 2009.

Item 24.	Persons Controlled by or Under Common Control with the Fund.

See the section entitled “General Information” in the Statement of Additional Information.

Item 25.	Indemnification.

Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and trustees from and against any and all claims and demands whatsoever.

Reference is made to Article 8, Section 8.4 of the Registrant’s Agreement and Declaration of Trust, as amended (the “Agreement and Declaration of Trust”). Article 8, Section 8.4 of the Agreement and Declaration of Trust provides that each officer and trustee of the Registrant shall be indemnified by the Registrant against all liabilities incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which the officer or trustee may be or may have been involved by reason of being or having been an officer or trustee, except that such indemnity shall not protect any such person against a liability to the Registrant or any shareholder thereof to which such person would otherwise be subject by reason of (i) not acting in good faith in the reasonable belief that such person’s actions were not in the best interests of the Trust, (ii) willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or (iii) for a criminal proceeding, not having a reasonable cause to believe that such conduct was unlawful (collectively, “Disabling Conduct”). Absent a court determination that an officer or trustee seeking indemnification was not liable on the merits or guilty of Disabling Conduct in the conduct of his or her office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent trustees, after review of the facts, that such officer or trustee is not guilty of Disabling Conduct in the conduct of his or her office.

The Registrant has purchased insurance on behalf of its officers and trustees protecting such persons from liability arising from their activities as officers or trustees of the Registrant. The insurance does not protect or purport to protect such persons from liability to the Registrant or to its shareholders to which such officer or trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

Conditional advancing of indemnification monies may be made if the trustee or officer undertakes to repay the advance unless it is ultimately determined that he or she is entitled to the indemnification and only if the following conditions are met: (1) the trustee or officer provides a security for the undertaking; (2) the Registrant is insured against losses arising from lawful advances; or (3) a majority of a quorum of the Registrant’s disinterested, non-party trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that a recipient of the advance ultimately will be found entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Pursuant to Section 7 of the Distribution and Service Agreement, the Registrant agrees to indemnify and hold harmless Van Kampen Funds Inc. (the “Distributor”) and each of its trustees and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, prospectus, shareholder reports or other information filed or made public by the Registrant (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. The Registrant does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant by or on behalf of the Distributor. In no case is the indemnity of the Registrant in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Fund or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the agreement.

Pursuant to the agreement by which Van Kampen Investor Services Inc. (“Investor Services”) is appointed transfer agent of the Fund, the Registrant agrees to indemnify and hold Investor Services harmless against any losses, damages, costs, charges, payments, liabilities and expenses (including reasonable counsel fees) arising out of or attributable to:

(1) the performance of Investor Services under the agreement provided that Investor Services acted in good faith with due diligence and without negligence or willful misconduct.

(2) reliance by Investor Services on, or reasonable use by, Investor Services of information, records and documents which have been prepared on behalf of, or have been furnished by, the Fund, or the carrying out by Investor Services of any instructions or requests of the Fund.

(3) the offer or sale of the Fund’s shares in violation of any federal or state law or regulation or ruling by any federal agency unless such violation results from any failure by Investor Services to comply with written instructions from the Fund that such offers or sales were not permitted under such law, rule or regulation.

(4) the refusal of the Fund to comply with terms of the agreement, or the Fund’s lack of good faith, negligence or willful misconduct or breach of any representation or warranty made by the Fund under the agreement provided that if the reason for such failure is attributable to any action of the Fund’s investment adviser or distributor or any person providing accounting or legal services to the Fund, Investor Services only will be entitled to indemnification if such entity is otherwise entitled to the indemnification from the Fund.

See also “Investment Advisory Agreement” in the Statement of Additional Information.

Item 26.	Business and Other Connections of Investment Adviser.

See “Investment Advisory Services” in the Prospectuses and “Trustees and Officers” and “Investment Advisory Agreement,” in the Statement of Additional Information for information regarding the business of Van Kampen Asset Management (the “Adviser”). For information as to the business, profession, vocation and employment of a substantial nature of each of directors and directors and officers of the Adviser, reference is made to the Adviser’s current Form ADV (File No. 801-1669) filed under the Investment Advisers Act of 1940, as amended, incorporated herein by reference.

Item 27.	Principal Underwriters.

(a)	The sole principal underwriter is Van Kampen Funds Inc., (the “Distributor”) which acts as principal underwriter for certain investment companies and unit investment trusts. See Exhibit (z)(1) incorporated herein.

(b)	The Distributor, which is an affiliated person of the Registrant, is the only principal underwriter for the Registrant. The name, principal business address and position and office with the Distributor of each of its directors and officers are disclosed in Exhibit (z)(2), which is incorporated herein. Except as disclosed under the heading, “Trustees and Officers” in Part B of this Registration Statement, none of such persons has any position or office with the Registrant.

(c)	Not applicable; the sole principal underwriter is Van Kampen Funds Inc., an affiliate.

Item 28.	Location of Accounts and Records.

All accounts, books and other documents of the Registrant required by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder to be maintained (i) by the Registrant, will be maintained at its offices located at 1 Parkview Plaza — Suite 100, PO Box 5555, Oakbrook Terrace, Illinois 60181-5555, Van Kampen Investor Services Inc., Harborside Financial Center, Plaza 2, Jersey City, New Jersey 07303-0947, or at the State Street Bank and Trust Company, 1776 Heritage Drive, North Quincy, Massachusetts 02171; (ii) by the Adviser, will be maintained at its offices located at 1 Parkview Plaza — Suite 100, Oakbrook Terrace, Illinois 60181-5555 and (iii) by Van Kampen Funds Inc., the principal underwriter, will be maintained at its offices located at 1 Parkview Plaza — Suite 100, PO Box 5555, Oakbrook Terrace, Illinois 60181-5555.

Item 29.	Management Services.

Not applicable.

Item 30.	Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 20th day of April, 2009.

VAN KAMPEN PARTNERS TRUST

By:	/s/ EDWARD C. WOOD III
Edward C. Wood III, President and
Principal Executive Officer

Pursuant to the requirements of the 1933 Act, this Amendment to the Registration Statement has been signed on April 20, 2009 by the following persons in the capacities indicated:

Signatures	Titles

Principal Executive Officer:

/s/ EDWARD C. WOOD III Edward C. Wood III	President and Principal Executive Officer

Principal Financial Officer:

/s/ STUART N. SCHULDT* Stuart N. Schuldt	Chief Financial Officer and Treasurer

Trustees:

/s/ DAVID C. ARCH* David C. Arch	Trustee

/s/ JERRY D. CHOATE* Jerry D. Choate	Trustee

/s/ ROD DAMMEYER* Rod Dammeyer	Trustee

/s/ LINDA HUTTON HEAGY* Linda Hutton Heagy	Trustee

/s/ R. CRAIG KENNEDY* R. Craig Kennedy	Trustee

/s/ HOWARD J KERR* Howard J Kerr	Trustee

/s/ JACK E. NELSON* Jack E. Nelson	Trustee

/s/ HUGO F. SONNENSCHEIN* Hugo F. Sonnenschein	Trustee

/s/ WAYNE W. WHALEN* Wayne W. Whalen	Trustee

Signatures	Titles

/s/ SUZANNE H. WOOLSEY* Suzanne H. Woolsey	Trustee

* Signed by Elisa Mitchell pursuant to a power of attorney previously filed.

/s/ ELISA MITCHELL Elisa Mitchell Attorney-in-Fact

April 20, 2009

VAN KAMPEN PARTNERS TRUST
SCHEDULE OF EXHIBITS TO REGISTRATION STATEMENT ON FORM N-1A

Exhibit
Number	Exhibit

(a) (1)	Amended and Restated Agreement and Declaration of Trust